Exhibit 10.12

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

LICENSE AND SUBLICENSE AGREEMENT

by and between

LIPOCURERX, LTD.

and

VIRPAX PHARMACEUTICALS, INC.

March 19, 2018

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

-i-

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

-ii-

Certain identified information has been excluded because it is both not material and would likely cause competitive harm if publicly disclosed.

-iii-

LICENSE AND SUBLICENSE AGREEMENT

This License AND Sub-License Agreement (“Agreement”), effective as of March 19, 2018 (the “Effective Date”), is made by and between LipocureRX, Ltd., a company organized and existing under the laws of Israel (“Lipocure”), and Virpax Pharmaceuticals, Inc., a Delaware corporation (“Virpax”).

Recitals

Whereas, Lipocure Controls (as defined below) certain intellectual property, including as covered by patent application s set forth on Exhibit A, as well as know-how covering the Licensed Compound (as defined below), necessary or useful to the development and commercialization of products in the Field (the “Licensed Compound Patent Rights”);

Whereas, certain of the Licensed Compound Rights are licensed by Lipocure pursuant to, in accordance and subject to the terms and conditions of the License Agreement entered into by and between Lipocure and Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) dated October 31, 2013 (the “Yissum License Agreement ”);

Whereas, Virpax has been formed to engage in the discovery, development, marketing and sale of pharmaceutical products; and

Whereas, Virpax desires to obtain, and Lipocure is willing to grant to Virpax, a sole and exclusive license and sub-license to the Licensed Compound to discover, develop, make, have made, use, sell, have sold, offer for sale, market, export, import and otherwise commercialize Licensed Products in the Field, on the terms and subject to the conditions set forth herein.

Now, Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1.

DEFINITIONS

Unless specifically set forth to the contrary herein, the following terms shall have the respective meanings set forth below:

1.1 “Accounting Standards” shall mean (a) U.S. generally accepted accounting principles or (b) international financial reporting standards; in either case, consistently applied throughout the organization of a Party (or a Related Party, as applicable).

1.2 “Act” shall mean, as applicable, the United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§301 et seq., and/or the Public Health Service Act, 42 U.S.C. §§262 et seq., as such may be amended from time to time.

1.3 “Administrator” shall have the meaning provided in Section 11.2.

1.4 “Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses the power to direct or cause the direction of the management, business and policies of such Person, whether through the ownership of fifty percent (50%) or more of the issued share capital (on as converted basis), the voting rights, or the right to elect or appoint directors of such Person, by contract or otherwise.

1.5 “Agreement” shall mean this Sub-License Agreement, including all Schedules and Exhibits hereto, as it may be amended, supplemented or modified from time to time in accordance with its terms.

1.6 “Applicable Laws” shall mean the applicable laws and regulations of any jurisdiction, which are applicable to any of the Parties or their respective Affiliates in carrying out activities hereunder or to which any of the Parties or their respective Affiliates in carrying out the activities hereunder is subject, and shall include all statutes, enactments, acts of legislature, laws, ordinances, rules, regulations, notifications, guidelines, policies, directions, directives and orders of any statutory authority, tribunal, board, or court or any central or state government or local authority or other governmental entity in such jurisdictions.

1.7 “Bankruptcy Laws” shall have the meaning provided in Section 12.1.

1.8 “Claim” shall have the meaning provided in Section 10.1.

1.9 “CMO” shall have the meaning provided in Section 3.8(b).

1.10 “Commercially Reasonable Efforts” shall mean, with respect to the efforts to be expended by a Party with respect to any objective, the level of reasonable, diligent, good faith efforts that biopharmaceutical companies (or manufacturers of over-the-counter medicines, as the case may be) typically devote to products owned by them that are at a similar stage in their development or product life and are of similar market potential taking into account efficacy, safety, approved labeling, the competitiveness of alternative products in the marketplace, the patent and other proprietary position of the product, the likelihood of regulatory approval, the profitability of the product, and other relevant factors. As used in this Section 1.10 “biopharmaceutical companies” shall mean companies in the biopharmaceutical industry of a size and stage of development similar to that of such Party, including having human pharmaceutical product candidates or products in a similar stage of development to the Licensed Products. Commercially Reasonable Efforts shall be determined on a market-by-market and Licensed Product-by-Licensed Product basis, and it is anticipated that the level of effort will be different for different markets, and will change over time, reflecting changes in the status of the Licensed Product and the market(s) involved.

1.11 “Commercial Milestone” shall have the meaning provided in Section 4.2(b).

1.12 “Competitive Infringement” shall have the meaning provided in Section 8.3.

1.13 “Confidential Information” shall mean any and all Information, whether communicated in writing or orally or by any other method, which is provided by or on behalf of one Party to the other Party in connection with this Agreement or pursuant to that certain Confidential Disclosure Agreement between Lipocure and Virpax dated March 27, 2017.

1.14 “Control”, “Controls” or “Controlled by” shall mean, with respect to any Patent Rights, Information, Know How or other intellectual property rights, the possession by Person of the ability (whether by ownership, license or other right, other than pursuant to a license granted under this Agreement) to grant access to, or a license or sublicense of, such Patent Rights, Know-How, Information or other intellectual property rights without violating the terms of any agreement or other arrangement with any other Person.

1.15 “Cover” means (a) with respect to Know-How, such Know-How was used in making, having made, using, selling, offering to sell, importing, having sold, exporting or making improvements to the Licensed Product, and (b) with respect to a Patent Right, a Valid Patent Claim would (absent a license thereunder or ownership thereof) be Infringed by making, having made, using, selling, offering to sell, importing, having sold, exporting or making improvements to the Licensed Product including research and development. Cognates of the word “Cover” shall have correlative meanings.

1.16 “Developmental Milestone” shall have the meaning provided in Section 4.2(a).

1.17 “Disclosing Party” shall have the meaning provided in Section 6.1.

1.18 “Dispute” shall have the meaning provided in Section 11.1.

1.19 “Early Stage Clinical” shall mean related to a Phase 1 Clinical Trial or a Phase 2 Clinical Trial.

1.20 “Early Stage Supply” shall have the meaning provided in Section 3.8.

1.21 “Effective Date” shall have the meaning provided in the Preamble.

1.22 “Export Control Laws” shall mean all applicable U.S. laws and regulations relating to (a) sanctions and embargoes imposed by the Office of Foreign Assets Control of the U.S. Department of Treasury or (b) the export or re- export of commodities, technologies, or services, including the Export Administration Act of 1979, 24 U.S.C. §§2401-2420, the International Emergency Economic Powers Act, 50 U.S.C. §§1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§1 et. seq., the Arms Export Control Act, 22 U.S.C. §§2778 and 2779, and the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986 (as amended).

1.23 “FCPA” shall mean the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1, et. seq.) as amended.

1.24 “FDA” shall mean the U.S. Food and Drug Administration and any successor entity thereto.

1.25 “Field” shall mean any and all uses (including all diagnostic, therapeutic and preventative uses) in humans or animals.

1.26 “First Commercial Sale” shall mean, with respect to a given Licensed Product in a given country, the first commercial sale or disposition for value of such Licensed Product by Virpax or a Related Party to a Third Party (other than a Related Party) for end use or consumption of such Licensed Product in such country, excluding, however, transfers or dispositions of Licensed Product, without consideration: (i) in connection with patient assistance programs; (ii) for charitable or promotional purposes; (iii) for preclinical, clinical, regulatory or governmental purposes or under so-called “named patient”, “compassionate use” or other limited access programs; or (iv) for use in any tests or studies reasonably necessary to comply with Applicable Law, regulation or request by a Regulatory Authority. For clarity, First Commercial Sale shall be determined on a Licensed Product-by- Licensed Product and country-by-country basis.

1.27 “Generic Version” shall mean, with respect to a Licensed Product, on a country-by-country basis, a pharmaceutical product that: (a) is sold in a given country by a Third Party, other than a Related Party, a licensee or sub-licensee of a Related Party, or any other Person in a chain of distribution originating from Virpax, a Related Party or any of their respective licensees or sub-licensees; (b) contains the same Licensed Compound as such Licensed Product in the same dosage form as such Licensed Product; and (c) has been approved for marketing by the relevant Regulatory Authority in such country and which may be substituted for the Licensed Product with or without any action by the physician or health care practitioner.

1.28 “GCP” shall mean the then current “good clinical practices” as such term is defined from time to time by the FDA or other Regulatory Authority of competent jurisdiction pursuant to its regulations, guidelines or otherwise, as applicable.

1.29 “GLP” shall mean the then current “good laboratory practices” as such term is defined from time to time by the FDA or other Regulatory Authority of competent jurisdiction pursuant to its regulations, guidelines or otherwise, as applicable.

1.30 “GMP” shall mean the then current “good manufacturing practices” as such term is defined from time to time by the FDA or other Regulatory Authority of competent jurisdiction pursuant to its regulations, guidelines or otherwise, as applicable.

1.31 “ICC” shall mean International Chamber of Commerce.

1.32 “IND” shall mean an investigational new drug application, clinical study application, clinical trial exemption, or similar application or submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority, including any such application filed with the FDA pursuant to 21 CFR Part 312.

1.33 “Indemnified Party” shall have the meaning provided in Section 10.3.

1.34 “Indemnifying Party” shall have the meaning provided in Section 10.3

1.35 “Indication” shall mean a separate and distinct disease or medical condition in humans: (a) which a Licensed Product is intended to treat or prevent, as evidenced by the protocol for a clinical trial of such Licensed Product or by the proposed Licensed Product labeling in an NDA filed with a Regulatory Authority for such Licensed Product; or (b) which is contained in a Licensed Product’s labeling approved by a Regulatory Authority as part of the Marketing Approval for such Licensed Product.

1.36 “Information” shall mean any and all proprietary data, information, materials and know-how (whether patentable or not) that are not in the public domain, including, (a) ideas, discoveries, inventions, improvements, technology or trade secrets, (b) pharmaceutical, chemical and biological materials, products, components or compositions, (c) methods, procedures, formulas, processes, tests, assays, techniques, regulatory requirements and strategies, (d) biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical, safety, manufacturing and quality control data and information related thereto, (e) technical and non-technical data and other information related to the foregoing, and (f) drawings, plans, designs, diagrams, sketches, specifications or other documents containing or relating to such information or materials.

1.37 “Infringe” or “Infringement” means any infringement as determined by Applicable Law, including, without limitation, direct infringement, contributory infringement or any inducement to infringe.

1.38 “Initiates” or “Initiation” shall mean, with respect to a human clinical trial, the administration of the first dose to the first patient/subject in such trial.

1.39 “Invention” shall mean any invention, whether or not patentable, made in the course and as a result of the conduct of the activities contemplated by this Agreement.

1.40 “Joint Invention” shall have the meaning provided in Section 8.1.

1.41 “Joint Patent Rights” shall have the meaning provided in Section 8.1.

1.42 “Know-How” shall mean any and all Information related to the Licensed Compound and/or a Licensed Product, or any formulation, product improvement and/or Indication thereof, or necessary or useful for the development, manufacture, commercialization or use of any of the foregoing.

1.43 “Licensed Compound” shall mean bupivacaine liposome, in injectable gel or suspension.

1.44 “Licensed Compound Patent Rights” shall have the meaning set forth in the recitals.

1.45 “Licensed Product” shall mean any pharmaceutical composition or preparation (in any and all dosage forms) in final form, including any combination product, containing a Licensed Compound.

1.46 “Lipocure” shall have the meaning provided in the Preamble.

1.47 “Lipocure Indemnitees” shall have the meaning provided in Section 10.1.

1.48 “Lipocure Know-How” shall mean all Know-How Controlled by Lipocure or any of its Affiliates as of the Effective Date, or that is developed or Controlled by Lipocure after the Effective Date, related to the Licensed Compound or otherwise necessary or useful for the research, development, manufacture and/or commercialization of any Licensed Product.

1.49 “Lipocure Patent Rights” shall mean any and all Patent Rights Controlled by Lipocure or any of its Affiliates as of the Effective Date, or at any time during the Term, that claim or Cover the composition, manufacture, use, sale, offer for sale and/or import of the Licensed Compound or any Licensed Product in the Field, including, but not be limited to: (i) the Licensed Compound Patent Rights; (ii) Lipocure’s interest in any Joint Patent Rights; and (iii) those in-licensed by Lipocure under any agreement with a Third Party that constitute Licensed Compound Patent Rights. The foregoing shall include any modifications to the Lipocure Patent Rights that Cover the Licensed Compound, made or reduced to practice by Lipocure during the Term.

1.50 “Lipocure Technology” shall mean Lipocure Patent Rights and Lipocure Know-How.

1.51 “Losses” shall have the meaning provided in Section 10.1.

1.52 “Marketing Approval” shall mean all approvals from the relevant Regulatory Authority in a given country necessary to market and sell a pharmaceutical product in such country, including pricing and/or reimbursement approvals if required for marketing or sale of such product in such country.

1.53 “Material Underpayment” shall have the meaning provided in Section 5.4.

1.54 “Milestone Payments” shall have the meaning provided in Section 4.2(b).

1.55 “NDA” shall mean: (a) in the United States, a New Drug Application (as more fully defined in 21 CFR 314.5, et seq.) filed with the FDA, or any successor application thereto; or (b) in any other country or group of countries, the equivalent application or submission for approval to market a pharmaceutical product filed with the governing Regulatory Authority in such country or group of countries.

1.56 “Net Sales” shall mean, with respect to any Licensed Product, without duplication, (i) the gross amount invoiced with respect thereto, whether by Virpax, any Affiliate of Virpax, any co-marketer, collaborator, joint venturer or other partner with Virpax or any of its Affiliates (collectively, the “Selling Parties”) in the Territory and (ii) the fair market value of non-monetary consideration received in connection with the Licensed Product, less the following to the extent allowed, paid or accrued with respect to such sales consistent with relevant Accounting Standards:

(a) Actual and customary trade, cash and/or quantity discounts allowed and taken, and wholesaler and inventory management fees paid, with respect to sales of such Licensed Product or Licensed Products that are negotiated with respect to the Licensed Product(s) on a stand-alone basis and without regard to any other product or business of Virpax, its Affiliates or any other Selling Party;

(b) amounts paid, repaid or credited by reason of defects, rejection, recalls, returns and allowances with respect to such Licensed Product or Licensed Products;

(c) any applicable sales, use or value-added taxes;

(d) bad debt deductions and uncollectible amounts actually written off;

(e) charges, chargebacks, rebates, administrative fees (paid to third parties that are directly calculated with respect to sales of Licensed Products, such as administrative fees paid to wholesalers, PBMs or GPOs), discounts and amounts under rebate programs paid or accrued on sale or dispensing of the such Licensed Product;

(f) royalties payable to any Third Party (“TP Royalties”) with respect to sales of such Licensed Products, provided that in no event shall the royalties payable to Lipocure under this Agreement in any year be reduced by more than forty percent (40%) of the amounts otherwise due (i.e. excluding the reduction of the TP Royalties from Net Sales);

(g) all transportation charges, including freight, postage and insurance related directly to such Licensed Product, in each case to the extent included in the invoice price to a buyer; and

For clarification:

(a) The sale of Licensed Product by a Selling Party to another Selling Party for resale by such entity to a Third Party (other than a Related Party) shall not be deemed a sale for purposes of this definition of “Net Sales,” provided that the subsequent resale is included in the computation of Net Sales.

(b) In the event of sales or deductions not made at “arms’ length” but that are made for subsequent distribution to a Third Party, then for the purpose of calculation of Royalties, Net Sales shall be calculated in accordance with arms’ length process for sale of Licensed Products to end users and arm’s length deductions, to be determined by the current market conditions, or in absence of such conditions, according to the assessment of an independent appraiser to be selected by the Parties.

(a) transfers or dispositions of Licensed Product, without consideration: (A) in connection with patient assistance programs; (B) for charitable or promotional purposes; (C) for preclinical, clinical, regulatory or governmental purposes or under so-called “named patient”, “compassionate use” or other limited access programs; or (D) for use in any tests or studies reasonably necessary to comply with Applicable Law, regulation or request by a Regulatory Authority, shall not, in each case of (A) through (D), be deemed sales of such Licensed Product for purposes of this definition of “Net Sales.”

(b) With respect to each item set forth above that is deducted in computing Net Sales: (A) to the extent that such item is reimbursed from Third Parties, such item shall not be deducted in computing Net Sales; and (B) such item shall not be deducted more than once in computing Net Sales (i.e., no “double counting” of deductions).

1.57 “Party” shall mean Virpax and Lipocure, individually, and “Parties” shall mean Virpax and Lipocure, collectively.

1.58 “Patent Certification” shall have the meaning provided in Section 8.3.

1.59 “Patent Rights” shall mean (i) patents and patent applications (which for the purposes of this Agreement shall be deemed to include certificates of invention and applications for certificates of invention); (ii) any and all divisionals, continuations, continuations-in-part, reissues, renewals, substitutions, registrations, re-examinations, revalidations, patent term extensions, supplementary protection certificates and the like of any such patents and patent applications; and (iii) any and all foreign equivalents of the foregoing.

1.60 “Person” means any individual, partnership, joint venture, limited liability company, corporation, firm, trust, association, unincorporated organization, governmental authority or agency, or any other entity not specifically listed herein.

1.61 “Phase 1 Clinical Trial” shall mean a human clinical trial, the principal purpose of which is a determination of safety, as described in 21 C.F.R. 312.21(a) or its successor regulation, including any equivalent clinical trial conducted in any country other than the United States.

1.62 “Phase 2 Clinical Trial” shall mean a human clinical trial of Licensed Product, the principal purpose of which is a determination of safety and an assessment of its efficacy in the target patient population and to determine the common short-term side effects and risks associated with the drug, as further described in 21 C.F.R. § 312.21(b) or its successor regulation, including any equivalent clinical trial conducted in any country other than the United States.

1.63 “Phase 3 Clinical Trial” shall mean a human clinical trial of a Licensed Product designed to: (i) establish that such Licensed Product is safe and efficacious for its intended use; (ii) define warnings, precautions and adverse reactions that are associated with the Licensed Product in the dosage range to be prescribed; and (iii) support regulatory approval of such Licensed Product that would satisfy the requirements of 21 CFR 312.21(c) or its non-US equivalents.

1.64 “Regulatory Authority” shall mean any country, federal, regional, supranational, state or local regulatory agency, department, bureau or other governmental or regulatory authority having the administrative authority to regulate the development or marketing of pharmaceutical products in any country or other jurisdiction.

1.65 “Receiving Party” shall have the meaning provided in Section 6.1.

1.66 “Regulatory Documentation” shall mean all regulatory applications, registrations, licenses, authorizations and approvals (including all INDs, NDAs, sNDAs, ANDAs, sANDAs, NADAs and ANADAs, CNADAs, and their supplements, and Marketing Approvals), all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority), and all reports and documentation in connection with clinical studies and tests (including study reports and study protocols, and copies of all interim study analyses), and all data contained in any of the foregoing, including all INDs, NDAs, advertising and promotion documents, manufacturing data, drug master files, clinical data, adverse event files and complaint files, in each case related to Lipocure Technology, the Licensed Compound or a Licensed Product.

1.67 “Regulatory Plan” shall have the meaning provided in Section 3.2.

1.68 “Related Party” shall mean each of Virpax’s Affiliates and its and their respective Sub-licensees hereunder.

1.69 “Relevant Patent Rights” shall have the meaning provided in Section 8.3(a).

1.70 “Royalty Qualifying Product” shall mean a Licensed Product covered by a Valid Patent Claim.

1.71 “Royalty Term” shall have the meaning provided in Section 4.4.

1.72 “Rules” shall have the meaning provided in Section 11.2.

1.73 “Sale Transaction” shall have the meaning provided in Section 12.5(a).

1.74 “Sub-licensee” shall mean a Third Party sub-licensee under the license granted by Lipocure to Virpax pursuant to Section 2.1, whether such Third Party’s sublicense was granted to it directly by Virpax or its Affiliate or indirectly through one or more tiers of sublicense.

1.75 “Term” shall have the meaning provided in Section 9.1.

1.76 “Territory” shall mean the entire world.

1.77 “Third Party” shall mean an entity other than Virpax and its Affiliates, and Lipocure and its Affiliates.

1.78 “Third Party Acquirer” shall have the meaning provided in Section 12.5(a).

1.79 “Valid Patent Claim” shall mean a claim of an issued and unexpired patent included within the Lipocure Patent Rights, which claim has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction (which decision is not appealable or has not been appealed within the time allowed for appeal), and which claim has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

1.80 “Virpax” shall have the meaning provided in the Preamble.

1.81 “Virpax Indemnitees” shall have the meaning provided in Section 10.2.

1.82 “Virpax Know-How” shall mean all Know-How Controlled (other than as a result of the licenses granted hereby) by Virpax or its Affiliates during the Term, including all Know-How developed or generated by or on behalf of Virpax or any of its Affiliates in the course of conducting research, development, manufacturing, regulatory or commercialization activities which are not contemplated by this Agreement.

1.83 “Virpax Patent Rights” shall mean all Patent Rights Controlled (other than as a result of the licenses granted hereby) by Virpax or its Affiliates.

1.84 “Virpax Specifications” shall mean the specifications for Licensed Product, as agreed between the parties after the date hereof and incorporated on Exhibit B after the Effective Date.

ARTICLE 2.

LICENSE AND SUB-LICENSE GRANT

2.1 License and Sub-License Grant. Subject to the terms and conditions of this Agreement, Lipocure hereby grants to Virpax an sole and exclusive (even as to Lipocure and its Affiliates), royalty-bearing license, including the right to sublicense through multiple tiers of sublicense, under the terms and conditions set forth in section 2.3 below, as well as the right to modify and amend, under the Lipocure Technology to discover, develop, manufacture, have manufactured, use, sell, offer for sale, market, export, import and otherwise commercialize Licensed Compounds and Licensed Products in the Field in the Territory, which grant includes a sub-license under the Yissum License Agreement, to the extent the rights licensed by Lipocure thereunder are necessary or useful to the development, manufacture or commercialization of a Licensed Product in the Territory in the Field.

2.2 Yissum License. Notwithstanding the provision of Section 2.1 above, Virpax acknowledges that Yissum, on behalf of the Hebrew University of Jerusalem (“University”), shall retain the rights to make, use and practice the Lipocure Technology for the University’s own internal research and educational purposes in accordance with the Yissum License.

2.3 Sublicense.

(a)	Virpax shall be entitled to grant a Sublicense (including granting its consent to a sub-sublicense by a Sublicensee) only after delivering to Lipocure and Yissum written notice, which shall include the identity of the Sublicensee and all material terms and conditions of the Sublicense, including without limitation, all documentation relating to the Sublicense, details regarding any other business connection which it now has or is in the process of forming with the Sublicensee (“Sublicense Notice”). In the event that such Sublicense Notice is given before Marketing Approval, then Lipocure shall have the right to review and consent to the grant of such sub-license, such consent not to be unreasonably delayed, conditioned or withheld.

(b)	If Virpax is unable or unwilling to serve or develop a potential market or market territory for which there is another party willing to be a sublicensee, Virpax will, at Lipocure’s request, negotiate in good faith a sublicense with such party.

(c)	The Parties further acknowledge and agree that upon termination of the License Agreement for any reason other than Lipocure’s breach, Lipocure shall enter into any non-breached sublicense agreements in effect between Virpax and Sublicensees at the time of such termination, provided that such sublicense agreements were entered into in accordance with this section 2.3 under the terms and conditions set forth in those sublicense agreements.

(d)	Virpax shall ensure that any Sublicense shall include terms that bind the Sublicensee to observe the relevant terms of this Agreement, including, without limitation, terms which require compliance with the terms of the Yissum License. Virpax shall require the Sublicensee to provide reports with sales broken down by application or Indication. In the event of a breach by Sublicensee, Virpax undertakes to take all reasonable steps to enforce such terms upon the Sublicensee, including, if necessary, the termination of the Sublicense. In all cases, Virpax shall immediately notify Lipocure of any breach of the terms of a Sublicense, and shall copy Lipocure on all correspondence with regard such breach.

(e)	Any act or omission of the Sublicensee which is not remedied by Virpax or the Sublicensee within the timeframe required under this Agreement and which would have constituted a breach of this Agreement by Virpax had it been an act or omission of Virpax, and which Virpax has not made reasonable efforts to cure in the time frame provided by this Agreement, including termination of the Sublicense, shall constitute a breach of this Agreement by Virpax.

2.4 Non-Compete. Except as expressly required under this Agreement, Lipocure hereby covenants not to practice, and not to permit or cause any of its Affiliates to develop, use, make, have made, sell, have sold, offer for sale, export, import or otherwise commercialize any Licensed Compound or Licensed Product, or competitor thereof, in the Territory during the Term. Without limiting the generality of the foregoing, Lipocure shall not grant any rights or licenses to Lipocure Technology or its improvements or other proprietary technology Controlled by Lipocure to any Third Party for use with any Licensed Compound during the Term for any products that can be substituted for the Licensed Compound or the Licensed Products in the Territory.

Lipocure undertakes not to, directly or through a third party, develop, distribute, market or otherwise sale a product based on levobupivacaine and ropivacaine for Indications as to which Virpax has obtained regulatory approval in any market or which is in active development by Virpax or any Sublicencee.

2.5 Acquisition of Alternative Product. In the event that Virpax obtains any alternative product to the Licensed Product, as a result of a merger with, or acquisition of or by, any third party, then Virpax shall, within One-Hundred and Fifty (150) days after the closing of such merger or acquisition, either: (A) enter into a binding written agreement whereby Virpax grants an economic benefit to Lipocure in exchange for any erosion of the market for the Licensed Product, it being understood that neither Party shall be obligated to enter into such an agreement; provided that if the Parties fail to enter into such agreement within One-Hundred and fifty (150) days after delivery of such written election, then Virpax shall comply with the terms of subsection (B) or (C); (B) enter into a binding written agreement to sell, transfer, assign or divest all of Virpax’s rights in and to such alternative product to a third party and consummate such sale, transfer, assignment or divestiture of said rights not later than one (1) year following the acquisition of such Alternative Product; or (C) terminate any development and/or commercialization of such Alternative Product within one (1) year following the acquisition of the Alternative Product (unless and to the extent required to continue commercialization of such Alternative Product by a governmental authority, in which case the Parties shall enter into a mutually acceptable agreement of the type contemplated by the foregoing clause (A)). For purposes of this Section 2.9, an “alternative product” shall be limited to a product containing the Licensed Compound in a substitutable formulation.

ARTICLE 3.

DEVELOPMENT, MANUFACTURING AND COMMERCIALIZATION

3.1 Responsibility. Within ninety (90) days of the Effective Date, Virpax and Lipocure shall prepare a development plan (the “Development Plan”), including applicable milestones and a budget, reasonably acceptable to each Party. Lipocure shall be responsible for implementing the Development Plan in accordance with its terms, this Agreement and Applicable Laws. Virpax shall be responsible for making payments in accordance with the budget agreed upon in the Development Plan. No amendment of the Development Plan or the budget shall be permitted without the consent of each party. Lipocure shall ensure that its employees and agents tasked with implementing the Development Plan are well-trained and have the skills and experience necessary to successfully implement the Development Plan in accordance with its terms, this Agreement and all Applicable Laws. In the event that Lipocure breaches its obligations under this section, by written notice to Lipocure, Virpax shall have the option to take on responsibility for the for those portions of the Development Plan which are reasonably likely to be adversely affected by such breach through itself or a third party. Lipocure shall provide Virpax reasonable access to all books, records and materials developed in connection with the Development Plan and, if requested in connection with a transfer of the responsibility for the Development Plan, will provide reasonable assistance to transfer such books, records and materials to Virpax or its third party designee.

3.2 Regulatory Approvals. In collaboration with Lipocure, Virpax shall determine all regulatory plans and strategies for Licensed Products in the Field (the “Regulatory Plan”), which shall be mutually agreed by the Parties and shall, at a minimum, include events that, if achieved, would trigger the Developmental Milestone payments described in this Agreement. Virpax, at its expense, will have the exclusive right to submit to, and prosecute before, the Regulatory Authorities with respect to any matter related to the Licensed Products, including without limitation all Regulatory Documentation. All of such Regulatory Documentation, submissions and other regulatory filings relating to Licensed Products, including any related data (including, but not limited to clinical data) shall be submitted in the name of and owned by Virpax (or a Related Party, as applicable), and any approvals granted thereby shall be owned by Virpax. No other Person shall have any rights thereto unless granted by Virpax in writing.

3.3 Diligence. Virpax (itself and/or with or through its Related Parties) shall use Commercially Reasonable Efforts to develop, meet the Development Milestones, seek Marketing Approval for, and commercialize a Licensed Product containing the Licensed Compound throughout the Territory during the Term according to the timetable, which will be, with respect to development, included in the Development Plan developed in conjunction with and approved by Lipocure, and with respect to marketing, the marketing plan (which will include, without limitation any planned compassionate use or patient assistance programs contemplated by Virpax) developed by Virpax, with input from Lipocure which shall not be unreasonably disregarded by Virpax, promptly after it is prepared. Notwithstanding the preceding, Virpax shall not be obligated to undertake development activities specific to a country outside of the United States prior to obtaining the first Marketing Approval for a Licensed Product in the United States.

In the event that Virpax shall not initiate a clinical trial for the Licensed Product within three (3) years as of the Effective Date, unless such delays are due to the requirements of a regulatory authority or the breach of its obligations under this agreement by Lipocure or unless Yissum has agreed in writing to such delay, Lipocure shall notify Virpax in writing of Virpax’s failure to meet its obligations of diligence and shall allow Virpax one hundred and eighty days (180) to cure its failure of diligence. Virpax’s failure to cure within such one hundred and eighty days (180) say period to Yissum’s reasonable satisfaction shall be a material breach of this Agreement.

3.4 Records. Virpax shall maintain, or cause to be maintained, complete and accurate records of all development work conducted by or on behalf of Virpax with respect to Licensed Products, including all results, data, inventions and developments made in the performance of such development work. All such records maintained shall be in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. While Lipocure is responsible for the Development Plan, this Section 3.4 shall apply to Lipocure, mutatis mutandis.

3.5 Reports. Once every six months during the Term following the first anniversary of the Effective Date while Lipocure is responsible for the Development Plan, Lipocure shall deliver to Virpax a written progress report regarding, to the extent applicable, (i) the status of any Licensed Product in development, and (ii) the status of any Licensed Product related patent applications in each country in the Territory at least 30 days prior to the date upon which it is required to deliver such report under the Yissum License. Virpax shall have the right to provide comments on such reports, which shall not be unreasonably disregarded, prior to the submission of the subject report to Yissum. After the date upon which Lipocure is no longer required to submit reports under this 3.5, Virpax shall provide reports once every 6 months covering the information required under (i) and (ii) of this section and in addition, will include information regarding (A) any Licensed Product-related regulatory submissions and approvals and (B) any Licensed Product-related commercialization efforts in the Territory.

3.6 Compliance with Applicable Laws. Virpax shall conduct, and shall cause its Related Parties to conduct, all development, regulatory, manufacturing and commercialization activities with respect to Licensed Products anywhere in the world in compliance with all Applicable Laws and, as applicable, GLP, GCP and/or GMP. While Lipocure is in charge of the Development Plan, this Section 3.6 shall apply to Lipocure, mutatis mutandis.

3.7 Initial Technology Transfer. Subject to the completion of the Development Plan or upon Lipocure’s breach of this Agreement, Lipocure shall Within five (30) business days after Virpax’s reasonable request (the “Transfer Date”) at no additional cost to Virpax, transfer and or provide to Virpax copies of: (i) all preclinical and other data and documentation pertaining to the Lipocure Technology (including, but not limited to the original formulation of the Licensed Compound without stabilizing gel and the new formulation with stabilizing gel); (ii) all lab books, files, patent office correspondence and other documentation related to the Lipocure Technology reasonably necessary or useful (A) for the development, Manufacturing or commercialization of Licensed Products or (B) for Virpax to meet its obligations under this Agreement; and (iii) any and all other information and documentation reasonably necessary to successfully transition the Lipocure Technology to Licensee or its designee. In addition, for a period of sixty (60) days from the Transfer Date and thereafter as Virpax shall reasonably request, at no additional cost to Virpax (other than costs and expenses associated with Virpax personnel, consultants, overhead, travel and lodging expenses etc.), Lipocure shall make available staff, consultants or other third party agents with knowledge of the Lipocure Technology to assist Virpax in the transition of the Lipocure Technology as reasonably requested by Virpax.

3.8 Supply.

(a)	Early Stage Clinical and Non-Clinical Supply. Virpax shall purchase, and Lipocure shall supply, all of Virpax’s needs for Licensed Compound and Licensed Product in connection with pre-clinical and Early Stage Clinical activity in accordance with the amounts agreed to in connection with the Regulatory Plan at Lipocure’s direct cost, with no mark-up (the “Early Stage Supply”). The Early Stage Supply shall be manufactured in accordance with the Virpax Specifications and all Applicable Laws, including applicable cGMPs. In addition, Lipocure shall be responsible for all Licensed Product characterization, release testing (development and, to the extent requested by Virpax, commercial) and stability testing (development and, to the extent requested by Virpax, commercial), which shall be billed to Virpax at Lipocure’s direct cost, with no mark-up. Each shipment of Early Stage Supply shall be sampled and analyzed by Lipocure prior to shipment to determine if the shipment meets the Virpax Specifications for the Early Stage Supply. Lipocure shall deliver to Virpax with each such shipment of Early Stage Supply a certificate of analysis stating that the Early Stage Supply meets the Virpax Specifications and, to the extent applicable, has been manufactured in accordance with applicable cGMPs and other documentations to support importation of Licensed Compound and Licensed Product and to comply with the regulations of human and/or animal trials in the Territory. Lipocure shall, as requested by Virpax in writing, promptly replace, at Lipocure’s expense, any Early Stage Supply delivered hereunder (including but not limited to any shipping and transportation costs) that is rejected in good faith as unsatisfactory by Virpax within sixty (60) calendar days of delivery (a) for failure to meet the Virpax Specifications at the time of delivery, or (b) because Lipocure failed to manufacture and handle such Early Stage Supply in accordance with Applicable Laws (including, to the extent applicable, cGMPs). All Early Stage Supply shall be delivered EXW (Incoterms 2010) Lipocure’s manufacturing facility. Delivery shall occur, and title and risk of loss of such quantities of the Early Stage Supply shall pass to Virpax, upon delivery of such material to such common carrier. Lipocure shall replace, at its expense, any failed or rejected batch of Licensed Product or Licensed Compound, as the case may be.

(b)	Other Supply and Registration Lots. Upon request by Virpax, Lipocure shall participate in (i) the selection, management and transfer of the formulation and manufacturing process for each Licensed Product to a contract manufacturing organization selected by Virpax (the “CMO”) and (ii) the management of the CMO’s production of non-clinical supply, clinical supply and registration lots in accordance with the Regulatory Plan, all Applicable Laws and the Virpax Specifications, each to the extent requested by and with oversight from, Virpax.

(c)	Commercial Supply. Virpax shall assume complete control of the management of the CMO and of the production of commercial supply of Licensed Product upon the date agreed by the parties in good faith.

(d)	Tech Transfer Freedom to Operate. As additional inducement for Virpax to enter into this Agreement, (i) Lipocure shall provide, at additional cost to Virpax, upon Virpax’s request, full cooperation and assistance in connection with a technology transfer to Lipocure and its designated CMO and (ii) Lipocure shall grant, and hereby does grant, all such “freedom to operate” licenses to Virpax and its designated CMO’s as may be necessary to utilize any additional intellectual property Controlled by Lipocure as a result of the activities undertaken under this Section 3.8.

ARTICLE 4.

PAYMENTS

4.1 Upfront Payment. Within 30 business days following the Effective Date, Virpax shall make a payment of [**] to Lipocure in immediately available funds.

4.2 Milestone Payments.

(a)	Developmental Milestones. Within 30 business days of the achievement of each of the milestone events set forth in the table below (each a “Developmental Milestone”) by Virpax or any Related Party, Virpax shall provide Lipocure with written notice of such achievement and shall pay to Lipocure the corresponding one-time milestone payment set forth next to the applicable milestone in the table below:

Milestone Event	Milestone Payment
Upon the development of a formulation for the Licensed Product that meets Virpax Specifications	[**]
Upon of the acceptance of an IND by the FDA	[**]
Upon acceptance of supply of Licensed Product by Virpax for the Phase I Clinical Trial in accordance with Section 3.8(a) above	[**]
Upon the earlier to occur of acceptance of Phase III Clinical Trial clinical supplies, or the acceptance of registration lots in accordance with Section 3.8(b) above	[**]
Upon the acceptance of an NDA for a Licensed Product by the FDA	[**]
Upon FDA Approval of a Licensed Product by the FDA	[**]

(b)	Commercial Milestones. Within thirty (30) business days of the end of the first calendar year in which $[**] or more in annual Net Sales of Licensed Products is achieved by Virpax or any Related Party, Virpax shall provide Lipocure with written notice of such achievement and shall pay to Lipocure a one-time milestone payment of $[**] (a “Commercial Milestone”, and together with the Developmental Milestones, the “Milestone Payments”). The Commercial Milestone will be paid only once, for the first calendar year in which the corresponding Commercial Milestone event is achieved.

(c)	Limitations on Milestone Payments. Each of the above Milestone Payments shall only be paid once, for the first achievement of the corresponding milestone event by any Licensed Product (regardless of the number of times such milestone event is achieved by a Licensed Product, the number of Indications for which such milestone event is achieved by a Licensed Product, or the number of Licensed Products that achieve such milestone event, and regardless of whether any such milestone event is achieved by the same Licensed Product that achieved any other milestone event or by a different Licensed Product).

4.3 Royalties. Subject to Sections 4.5 below, Virpax shall pay a royalty to Lipocure based upon aggregate annual Net Sales of all Royalty Qualifying Products in the Territory by Virpax and Related Parties in each calendar year of the Royalty Term at the applicable rate(s) set forth below:

Annual Net Sales Increments	Royalty Rate
That portion of annual Net Sales of Royalty Qualifying Products by Virpax and Related Parties that is less than or equal to $250 million.	[**]
That portion of annual Net Sales of Royalty Qualifying Products by Virpax and Related Parties that is greater than $250 million and less than or equal to $500 million	[**]
That portion of annual Net Sales of Royalty Qualifying Products by Virpax and Related Parties that is greater than $500 million	[**]

4.4 Royalty Term. Royalties under Section 4.3 shall be payable during the period of time commencing on the date of the First Commercial Sale of a Licensed Product and ending on a country-by-country basis with respect to each Licensed Product upon the expiration of the last-to-expire Valid Patent Claim of the Lipocure Patent Rights Covering the manufacture, use or sale of such Licensed Product in such country (the “Royalty Term”). On a Licensed Product-by-Licensed Product and country-by-country basis, upon expiration of the Royalty Term for a Licensed Product in a country, Virpax’s license under Section 2.1 with respect to such Licensed Product in such country shall become irrevocable and perpetual and the Royalty rate payable by Virpax for sales of such product shall be equal to [**] of the Royalty Rate payable under Section 4.3.

4.5 Adjustment to Royalty Rate. On a Licensed Product-by-Licensed Product and country-by-country basis, the royalty rate payable for sales of a Royalty Qualifying Product under Section 4.3 for any particular country will be reduced by [**] upon either of (i) the legal sale of a Generic Version of the Royalty Qualifying Product in such country, or (ii) if the Royalty Qualifying Product has or would infringe a valid patent claim held by a Third-Party in that country provided that, in no event shall the total reduction of the royalty rate under this Section 4.5 exceed [**] percent ([**]%).

4.6 Non-Royalty Qualifying Products. Virpax shall pay a royalty to Lipocure based upon aggregate annual Net Sales of all Licensed Products that are not Royalty Qualifying Products in the Territory by Virpax and Related Parties in each calendar year of the Royalty Term at a rate equal to [**] percent ([**]%) of the rate that would be payable on such Net Sales if the subject Licensed Products sold were Royalty Qualifying Products.

ARTICLE 5.

PAYMENT; RECORDS; AUDITS

5.1 Payment; Reports. Royalties under Section 4.3 shall be calculated and reported for each calendar quarter during the Royalty Term and shall be paid within sixty (60) days after the end of the calendar quarter. Each payment of royalties shall be accompanied by a report of Net Sales of Licensed Products by Virpax and Related Parties in sufficient detail to permit confirmation of the accuracy of the payment made, including gross sales and Net Sales of Licensed Products on a Licensed Product-by- Licensed Product and country-by-country basis, the deductions from gross sales (by major category as set forth in the definition of Net Sales), details of any applicable reductions or adjustments made pursuant to Sections 4.5 or 4.6, the royalty payable, and the exchange rates used.

5.2 Exchange Rate; Manner and Place of Payment. All payment amounts in this Agreement are expressed in United States Dollars, and all payments hereunder shall be payable in United States Dollars. When conversion of payments from any foreign currency is required, such conversion shall be calculated using an exchange rate equal to the average of the interbank rates of exchange for such currency as reported at OANDA.com, or should such rates cease to be published by O ANDA, a successor or replacement agreed upon by the parties, during the calendar quart er for which payment is due. All payments owed under this Agreement shall be made by wire transfer in immediately available funds to the bank and account designated in writing by Lipocure.

5.3 Income Tax Withholding. Lipocure will pay any and all taxes levied on account of any payments made to it under this Agreement. If Virpax is advised in writing by its attorneys or accountant that Virpax is required to withhold any portion of any payment made to Lipocure under this Agreement, Virpax shall (a) deduct such taxes from the payment made to Lipocure, (b) timely pay the taxes to the proper taxing authority, (c) send proof of payment to Lipocure and certify its receipt by the taxing authority within 30 days following such payment, (d) reasonably cooperate with Lipocure, if requested, to obtain available reductions, credits or refunds of such taxes and (e) provide Lipocure a copy of such written advisement or instructions at least thirty (30) days, or such shorter period as reasonably practicable given the timing of the subject advice or instructions received by Virpax, in advance of such withholding. Without limiting the generality of the foregoing, upon request by Lipocure, Virpax shall provide Lipocure such information in Virpax’s possession as may be reasonably necessary for Lipocure to obtain the benefit of any present or future treaty against double taxation which may apply to payments made to Lipocure under this Agreement.

5.4 Audits. Virpax shall keep (and shall cause its Affiliates and Sub-licensees to keep) complete and accurate records. Including full and correct books of account in accordance with Accounting Principles, pertaining to the sale or other disposition of Licensed Products in sufficient detail to permit Lipocure to confirm the accuracy of all royalty payments and any other consideration due hereunder for at least seven (7) full calendar years following the end of the calendar year to which they pertain. Lipocure shall have the right, once annually, to cause not more than two (2) independent, certified public accountants, or such other professional as appropriate, reasonably acceptable to Virpax to audit such records solely to confirm Net Sales and royalties for a period covering not more than the preceding seven (7) full calendar years. No calendar year shall be subject to audit under this section more than once. Such audits may be exercised during normal business hours upon reasonable prior written notice of not less than fifteen (15) business days to Virpax in the location where the records are maintained. The auditor will execute a confidentiality agreement in a form reasonable acceptable to Virpax with Virpax and will disclose to Lipocure only such information as is reasonably necessary to provide Lipocure with information regarding any actual or potential discrepancies between amounts reported and actually paid and amounts payable under this Agreement. The auditor will send a copy of the report to Virpax at the same time it is sent to Lipocure. The report sent to both Parties will include the methodology and calculations used to determine the results. Prompt adjustments shall be made by the Parties to reflect the results of such audit. Lipocure shall bear the full cost of such audit unless such audit discloses an underpayment by Virpax of more than five percent (5%) of the amount due for any calendar quarter (a “Material Underpayment”) under this Agreement, in which case, Virpax shall bear the full cost of such audit and shall promptly remit to Lipocure the amount of such Material Underpayment. If either (a) a Material Underpayment is found or (b) an independent auditor determines that there are insufficient records to support the calculation of the royalty payments due under this Agreement, then Lipocure shall have the right, at Virpax’s expense, to audit Virpax quarterly for the two calendar years succeeding the applicable triggering event. If such audit discloses an overpayment by Virpax, then Virpax will deduct the amount of such overpayment from amounts otherwise owed to Lipocure under this Agreement. Any underpayment shall bear interest from the due date of payment until the actual date of payment at the annual rate of five percent (5%) compounded annually.

ARTICLE 6.

CONFIDENTIALITY AND PUBLICATION

6.1 Confidential Information. Except to the extent expressly authorized by this Agreement, each Party (in such capacity, the “Receiving Party”) agrees that, during the Term and for seven (7) years thereafter, it shall keep confidential and shall not publish or otherwise disclose to any Third Party, and shall not use for any purpose other than as expressly provided for in this Agreement or any other written agreement between the Parties, any Confidential Information furnished or made available to it by or on behalf of the other Party (in such capacity, the “Disclosing Party”). The Receiving Party shall use at least the same standard of care as it uses to protect proprietary or confidential information of its own (but in no event less than reasonable care) to ensure that it, and its and its Affiliates’, employees, agents, consultants and other representatives do not disclose or make any unauthorized use of the Confidential Information. The Receiving Party shall promptly notify the Disclosing Party upon discovery of any unauthorized use or disclosure of the Disclosing Party’s Confidential Information. The Lipocure Technology, to the extent subject and directly related to the licenses to Virpax under this Agreement, shall be deemed the Confidential Information of Virpax notwithstanding the fact that it was furnished by Lipocure to Virpax in the first instance.

6.2 Exceptions. Confidential Information shall not include any information which the Receiving Party can prove by competent evidence: (a) is now, or hereafter becomes, through no act or failure to act on the part of the Receiving Party, generally known or available; (b) is known by the Receiving Party and/or any of its Affiliates at the time of receiving such information, as evidenced by its records; (c) is hereafter furnished to the Receiving Party and/or any of its Affiliates by a Third Party, as a matter of right and without restriction on disclosure; or (d) is independently discovered or developed by the Receiving Party and/or any of its Affiliates, without the use of Confidential Information of the Disclosing Party. Any combination of features or disclosures shall not be deemed to fall within the exclusions set forth in the preceding clauses (a) and (b) merely because individual features are published or available to the general public or in the rightful possession of the Receiving Party unless the combination itself and principle of operation are published or available to the general public or in the rightful possession of the Receiving Party.

6.3 Authorized Disclosure. Notwithstanding the provisions of Section 6.1, the Receiving Party may disclose Confidential Information of the Disclosing Party as expressly permitted by this Agreement, or if and to the extent such disclosure is reasonably necessary in the following instances:

(a)	filing or prosecuting Patents as permitted by this Agreement;

(b)	enforcing such Party’s rights under this Agreement (including registering the licenses granted hereunder with applicable authorities) and in performing its obligations under this Agreement.

(c)	prosecuting or defending litigation as permitted by this Agreement;

(d)	complying with applicable court orders, applicable laws, rules or regulations, or the listing rules of any exchange on which the Receiving Party’s securities are traded;

(e)	disclosure to Affiliates, actual and potential licensees and sub-licensees, employees, consultants or agents of the Receiving Party who have a need to know such information in order for the Receiving Party to exercise its rights or fulfill its obligations under this Agreement, provided, in each case, that any such Affiliate, actual or potential licensee or sub-licensee, employee, consultant or agent agrees to be bound by terms of confidentiality an d non-use comparable in scope to those set forth in this Article 6; and

(f)	disclosure to Third Parties in connection with due diligence or similar investigations by such Third Parties, and disclosure to potential Third Party investors or acquirers in confidential financing documents, provided, in each case, that any such Third Party agrees to be bound by reasonable obligations of confidentiality and non-use.

Notwithstanding the foregoing, in the event the Receiving Party is required to make a disclosure of the Disclosing Party’s Confidential Information pursuant to Section 6.3(c) or 6.3(d), it will, except where impracticable, give reasonable advance notice to the Disclosing Party of such disclosure and use efforts to secure confidential treatment of such information at least as diligent as the Receiving Party would use to protect its own confidential information, but in no event less than reasonable efforts. In any event, the Receiving Party agrees to take all reasonable action to avoid disclosure of Confidential Information hereunder.

6.4 Publications. The Parties, and their Affiliates shall have the right to publish in writing in scientific journals or orally at scientific conventions the results of their development activities, including clinical trials, with respect to the Licensed Products in the Field. Each Party shall have the right to review and comment on any material proposed for disclosure or publication by the other, its Affiliates, such as by oral presentation, manuscript or abstract that includes Confidential Information of a Party or other material information related to a Licensed Product. Before any such material is submitted for publication or disclosure (other than oral presentation materials and abstracts, which are addressed below), the publishing party shall deliver (or cause to be delivered) a complete copy to the other Party at least 30 days prior to submitting the material to a publisher or initiating such other disclosure, and the non- publishing party shall review any such material and give its comments to the publishing party within 10 days of the delivery of such material to non-publishing party which comments shall not be unreasonably rejected. Each Party shall comply, and cause its Affiliate to comply (as applicable), with the non-publishing party’s requests to delete references to the non-publishing Party’s Confidential Information or any other information that could reasonably have a negative effect on the development of commercialization of a Licensed Product in any such material and, if applicable, agrees to delay any submission for publication or other public disclosure for a period of up to an additional 60 days for the purpose of preparing and filing appropriate patent applications. Lipocure shall not publish or otherwise disseminate, including, but not limited to, in articles, posters, oral presentations or other formats, any information relating to Licensed Compounds and/or Licensed Products without the prior written consent of Virpax. The Parties recognize that Yissum retains comparable rights of publication pursuant to the terms of the Yissum License and Lipocure undertakes to facilitate coordination among the Parties and Yissum so as to assure, as near as may be, a consistent approach to notification of, and the provision and good faith consideration of comments with respect to, proposed publications among the Parties and Yissum so as to give effect to the intention of this Section and comparable provisions of the Yissum License.

6.5 Publicity.

(a)	Press Releases. The Parties shall jointly issue a press release acceptable to each Party to be released at an agreed upon time. Except as required by the applicable securities or other laws or the listing rules of any stock exchange on which securities issued by a Party or its Affiliates are traded, neither Party shall make any other public announcement concerning this Agreement or the subject matter hereof without the prior written consent of the other, which shall not be unreasonably withheld or delayed; provided that each Party may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, respond to queries by any exchange on which such Party’s securities are traded, or issue press releases, so long as any such public statement, response, or press release is not inconsistent with prior public disclosures or public statements made in accordance with this Section 6.4 and which do not reveal non-public information about the other Party. In the event of a required public announcement, to the extent practicable under the circumstances, the Party making such announcement shall use reasonable efforts to provide the other Party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other Party a reasonable opportunity to review and comment upon the proposed text, unless the proposed text is substantially the same as that used in any prior public disclosure, press release or public statement made in accordance with this Section 6.4. Notwithstanding the foregoing, Virpax can make public statements or issue press releases about Licensed Products without consent from Lipocure.

(b)	Filing of this Agreement. The Parties shall coordinate in advance with each other in connection with the filing of this Agreement (including redaction of certain provisions of this Agreement) with any securities authority or with any stock exchange on which securities issued by a Party or its Affiliate are traded, and each Party will use reasonable efforts to seek confidential treatment for the terms proposed to be redacted; provided that each Party will ultimately retain control over what information to disclose to any securities authority or stock exchange, as the case may be, and provided further that the Parties will use their reasonable efforts to file redacted versions with any governing bodies which are consistent with redacted versions previously filed with a ny other governing bodies. Other than such obligation, neither Party (nor any of its Affiliates) will be obligated to consult with or obtain approval from the other Party with respect to any filings to any securities authority or stock exchange. Lipocure hereby consents to Virpax’s use of its name in any filing with a Regulatory Authority as well as any private placement memorandum or other investment document related to Virpax or its securities; provided that, Lipocure shall be afforded a reasonable opportunity to review any such filing of investment document and any comments provided by Lipocure to Virpax with respect to the use of its name in such filing or investment document shall be considered in good faith by Virpax.

6.6 Prior Confidential Disclosure Agreement. As of the Effective Date, the terms of this Article 6 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties (or their Affiliates) dealing with the subject of this Agreement, including the Confidential Disclosure Agreement between Lipocure and Virpax dated March 27, 2017. Any information disclosed by a Party pursuant to any such prior agreement shall be deemed Confidential Information of such Party for purposes of this Agreement.

ARTICLE 7.

REPRESENTATIONS AND WARRANTIES; CERTAIN COVENANTS

7.1 Mutual Representations and Warranties. Each Party represents and warrants to the other that, as of the Effective Date: (a) it is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement and to carry out the provisions hereof; (b) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate or partnership action; and (c) this Agreement is legally binding upon it, enforceable in accordance with its terms, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

7.2 Lipocure Representations and Warranties. Lipocure represents and warrants to Virpax that as of the Effective Date of this Agreement:

(a)	Exhibit A attached hereto contains a true and complete list of the Lipocure Patent Rights existing on the Effective Date. The Lipocure Patent Rights listed in Exhibit A include all of the Patent Rights Controlled by Lipocure as of the Effective Date that cover the Licensed Compound, the Licensed Product(s) or the manufacture, use, sale, offer for sale or import of the foregoing;

(b)	Lipocure (i) has the right to grant the licenses that it purports to grant in Section 2.1 (including, without limitation, except as specified in Schedule 7.2, Lipocure has not entered into any undertaking that limits, nor is subjected to any constraints that limit, its rights or freedom to grant the licenses); and (ii) has not granted to any Third Party any license or other right with respect to the Licensed Compound, a Licensed Product or Lipocure Technology that conflicts with the license and rights granted to Virpax herein;

(c)	Except as specified in Schedule 7.2, there are no agreements in effect as of the Effective Date between Lipocure and a Third Party under which rights with respect to the Lipocure Technology are being licensed to Lipocure;

(d)	Except as specified in Schedule 7.2, no Third Party (including, but not limited to any governmental authority) has any rights in or to the Licensed Compound, a Licensed Product or any Lipocure Technology for any reason, including, but not limited to as a result of development work performed by such Third Party or funding provided by such Third Party;

(e)	the issued and unexpired claims included in the Lipocure Patent Rights existing as of the Effective Date are valid and enforceable;

(f)	no reexamination, interference, invalidity, opposition, nullity or similar claim or proceeding is pending or, to Lipocure’s knowledge, threatened with respect to any Lipocure Patent Right;

(g)	to Lipocure’s knowledge, the manufacture (using any manufacturing process used by or on behalf of Lipocure on or before the Effective Date), use, sale, offer for sale or import of the Licensed Compound or any Lipocure Technology does not Infringe any issued patent, and Lipocure has not received written notice from any Third Party claiming that the manufacture, use, sale, offer for sale or import of the Licensed Compound or any Licensed Product Infringes or would Infringe the patent or other intellectual property rights of any Third Party; if Lipocure receives any such written notice during the term of this Agreement, Lipocure shall promptly provide such written notice to Virpax;

(h)	there are no claims, judgments or settlements against or owed by Lipocure (or any of its Affiliates) with respect to the Lipocure Technology, and Lipocure is not a party to any legal action, suit or proceeding relating to the Lipocure Technology, the Licensed Compound or any Licensed Product, nor has Lipocure received any written communication from any Third Party, including, without limitation, any Regulatory Authority or other government agency, threatening such action, suit or proceeding;

(i)	all tangible or recorded information and data provided by or on behalf of Lipocure to Virpax related to the Licensed Compound, the Lipocure Technology or any Licensed Product on or before the Effective Date in contemplation of this Agreement was and is true, accurate and complete in all material respects, and Lipocure has not knowingly failed to disclose, or failed to cause to be disclosed, any such information or data related to the Licensed Compound, the Lipocure Technology or any Licensed Product in its possession and Control that would cause the information and data that has been disclosed to be misleading in any material respect;

(j)	neither Lipocure nor any of its Affiliates has obtained, or filed for, any INDs, NDAs or Marketing Approvals for any Licensed Product, and, to the best of Lipocure’s knowledge, no other Person has obtained, or filed for, any INDs, NDAs or Marketing Approvals for any Licensed Product in the Field in the Territory;

(k)	at the time of delivery to Virpax, any reference samples delivered to Virpax will be free and clear of any liens or encumbrances;

(l)	(i) all research and development (including non-clinical studies and clinical trials) conducted by or on behalf of Lipocure or any of its Affiliates related to the Licensed Compound, the Lipocure Technology and/or Licensed Products prior to the Effective Date was conducted in compliance in all material respects with all Applicable Laws and, as applicable, GLP, GCP and/or GMP; and (ii) to Lipocure’s knowledge, all research and development (including non-clinical studies and clinical trials) conducted related to the Licensed Compound, the Lipocure Technology and/or Licensed Products prior to the Effective Date was conducted in compliance in all material respects with all Applicable Laws and, as applicable, GLP, GCP and/or GMP;

(m)	neither Lipocure nor any of its Affiliates is debarred or disqualified under the Act or comparable Applicable Laws outside of the United States;

(n)	neither Lipocure nor any of its Affiliates has employed or, to its knowledge, otherwise used in any capacity, in connection with the development or manufacture of the Licensed Compound, the Lipocure Technology or any Licensed Product, the services of any Person debarred or disqualified under United States law, including 21 U.S.C. §335a, or any foreign equivalent thereof;

(o)	Lipocure and, to the best of its knowledge, its directors, officers, employees, and any agent, representative, subcontractor or other third party acting for or on such its behalf, has not, directly or indirectly, offered, paid, promised to pay, or authorized such offer, promise or payment, of anything of value, to any Person for the purposes of obtaining or retaining business through any improper advantage in connection with the development, commercialization or exploitation of a Licensed Product, or that would otherwise violate any applicable Laws, rules and regulations concerning or relating to public or commercial bribery or corruption, and Lipocure’s books, accounts, records and invoices related to the Licensed Product are complete and accurate; and

(p)	Lipocure has not violated the FCPA or Export Control Laws in connection with the development of Lipocure Technology.

(q)	The Yissum License Agreement is valid, binding and in full force and effect and is enforceable by Lipocure in accordance with its terms. (i) Lipocure has performed all obligations required to be performed by it to date under the Yissum License Agreement and is not in breach of or in default under the Yissum License Agreement, and no event has occurred which with the passage of time or giving of notice or both would constitute such a breach or default; (ii) There is no existing breach or default of the Yissum License Agreement by Yissum; (iii) No event has occurred which with the passage of time or giving notice of or both would constitute such a breach or default by Yissum; (iv) Lipocure has not received any written notice of breach under the Yissum License Agreement, whether or not cured or disputed. Lipocure’s rights under the under the Yissum License Agreement with respect to the development, manufacture or commercialization of the Licensed Product in the Field for the Territory are exclusive. Lipocure has provided to Virpax a complete and accurate copy of the Yissum License Agreement as of the Effective Date. Lipocure has not furnished to Yissum any notice of termination under the Yissum License Agreement. Virpax acknowledges that it is familiar with the terms and conditions of the Yissum License Agreement. Lipocure acknowledges that it is responsible for continued compliance with the terms of the Yissum License during the term hereof and for as long as Virpax retains rights to develop, manufacture or commercialize Licensed Products hereunder.

7.3 Lipocure Covenants.

(a)	No Additional Licenses. In addition to any covenants made by Lipocure elsewhere in this Agreement, Lipocure hereby covenants to Virpax that during the Term, Lipocure will (i) not grant any Third Party any license or other right with respect to the Licensed Compound, any Licensed Product or the Lipocure Technology in derogation of the license and rights granted to Virpax hereunder, and (ii) disclose any and all additional Lipocure Technology developed or Controlled by Lipocure after the Effective Date.

(b)	Yissum License. Lipocure will not at any time take any action that it knows or should know will result in a breach of the Yissum License Agreement and will comply with the terms and provisions of the Yissum License Agreement in all material respects. Lipocure will not at any time terminate the Yissum License Agreement without the prior written consent of Virpax. Lipocure will not agree to any amendment, waiver of rights, or modification of the Yissum License Agreement that would reasonably be expected to have any negative effect or other adverse impact on any financial or reporting obligation of Lipocure or on the rights granted to Virpax under this Agreement or the obligations imposed on Virpax under this Agreement, without the prior written consent of Virpax.

7.4 Virpax Representations and Warranties. Virpax represents and warrants to Lipocure that as of the Effective Date of this Agreement neither Virpax nor any of its Affiliates is debarred or disqualified under the Act or comparable Applicable Laws outside the United States.

7.5 Mutual Covenants. In addition to any covenants made by a Party elsewhere in this Agreement, each Party hereby covenants to the other as follows:

(a)	neither such Party nor any of its Affiliates will employ or use the services of any Person who is debarred or disqualified under United States law, including 21 U.S.C. §335a, or any foreign equivalent thereof, in connection with activities relating to any Licensed Product; and in the event that such Party becomes aware of the debarment or disqualification or threatened debarment or disqualification of any Person providing services to such Party or any of its Affiliates with respect to any activities relating to any Licensed Product, such Party will immediately notify the other Party in writing and such Party will cease, or cause its Affiliate to cease (as applicable), employing, contracting with, or retaining any such Person to perform any services relating to any Licensed Product;

(b)	neither such Party nor any of its Affiliates will, in connection with the exercise of its rights or performance of its obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise or offer to give, or authorize the giving of anything of value to a public official or entity or other Person for purpose of obtaining or retaining business for or with, or directing business to, any Person, including such Party and its Affiliates, nor will such Party or any of its Affiliates directly or indirectly promise, offer or provide any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a public official or entity or any other Person in connection with the exercise of such Party’s rights or performance of such Party’s obligations under this Agreement; and

(c)	neither such Party nor any of its Affiliates (or any of their respective employees and contractors), in connection with the exercise of such Party’s rights or performance of such Party’s obligations under this Agreement, shall cause the other Party to be in violation of the FCPA or Export Control Laws.

7.6 Performance by Affiliates, Sub-licensees and Subcontractors. The Parties recognize that each Party may perform some or all of its obligations or exercise some or all of its rights under this Agreement through one or more Affiliates, subcontractors, or, in the case of Virpax Sub-licensees; provided, in each case, that (a) none of the other Party’s rights hereunder are diminished or otherwise adversely affected as a result of such delegation or subcontracting, and (b) each such Affiliate, subcontractor or Sub-licensee undertakes in writing obligations of confidentiality and non-use regarding Confidential Information and ownership of Inventions which are substantially the same as those undertaken by the Parties pursuant to Article 6 and Section 8.1; and provided, further, that such Party shall at all times be fully responsible for the performance and payment of such Affiliate, subcontractor or Sub-licensee.

7.7 Limitation of Liability. EXCEPT FOR LIABILITY FOR BREACH OF ARTICLE 6 OR IN THE CASE OF FRAUD, GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY LICENSE GRANTED HEREUNDER; provided, however, that this Section 7.7 shall not be construed to limit either Party’s indemnification obligations under Article 10.

ARTICLE 8.

INTELLECTUAL PROPERTY

8.1 Ownership. As between the Parties, Lipocure is and shall at all times be the sole and exclusive owner of all right, title and interest in and to the Lipocure Technology, other than Joint Inventions and Joint Patent Rights, and Virpax is and shall at all times be the sole and exclusive owner of all right, title and interest in and to the Virpax Technology, other than Joint Inventions and Joint Patent Rights. A Party shall have and retain all right, title and interest in any Invention made solely by one or more employees or agents of such Party and or its Affiliates or other persons acting under its authority. The Parties shall jointly own rights in any Invention made jointly by one or more employees or agents of each Party and/or such Party’s Affiliates or other persons acting under its authority (“Joint Inventions”), and Patent Rights therein (“Joint Patent Rights”). For clarity, Inventions developed exclusively by one Party and such Party’s Affiliates shall not be considered Joint Inventions. Subject to the rights and licenses granted under this Agreement, each Party shall have the right to practice and use, and grant licenses to practice and use, any Joint Inventions without the other Party’s consent and has no duty to account to the other Party for such practice, use or license, and each Party hereby waives any right it may have under the laws of any country to require any such consent or accounting. Each Party shall be liable with respect to its own employees for compliance with any applicable legislation and its own policies concerning employee inventions, including payment of employee invention awards (if any).

8.2 Patent Prosecution and Maintenance.

(a)	Lipocure Patent Rights. Virpax shall have the first right, but not the obligation, to control the preparation, filing, prosecution and maintenance of Lipocure Patent Rights at Virpax’s sole expense and by counsel of its choice. Virpax shall keep Lipocure and Yissum reasonably informed of progress with regard to the preparation, filing, prosecution and maintenance of such Lipocure Patent Rights and shall provide to Lipocure and Yissum copies of all material patent office submissions at least thirty (30) days prior to submission and shall incorporate any reasonable comments made by Lipocure with respect to submission prior to the relevant submission date. In the event that Virpax desires to abandon or cease prosecution or maintenance of any Lipocure Patent Right in any country or jurisdiction, Virpax shall provide written notice to Lipocure of such intention to abandon no later than seventy (70) days prior to the next deadline for any action that must be taken with respect to such Lipocure Patent Right in the relevant patent office. In such case, upon receipt of a written request by Lipocure to assume responsibility for prosecution and maintenance of such, Lipocure Patent Right, Virpax shall allow Lipocure at its sole cost and expense and by counsel of its own choice, delivered no later than thirty (30) days after receipt of notice from Virpax to assume such responsibility.

(b)	Joint Patent Rights. Virpax shall have the first right, but not the obligation, to prepare, file, prosecute and maintain all Joint Patent Rights, at Virpax’s sole expense and by counsel of its choice. Virpax shall keep Lipocure reasonably informed of progress with regard to the preparation, filing, prosecution and maintenance of the Joint Patent Rights, and shall provide to Lipocure copies of all material patent office submissions within a reasonable amount of time following submission thereof by Virpax. In the event that Virpax desires to abandon or cease prosecution or maintenance of any Joint Patent Right, Virpax shall provide written notice to Lipocure of such intention to abandon promptly after Virpax makes such determination, which notice shall be given no later than seventy (70) days prior to the next deadline for any action that must be taken with respect to such Joint Patent Right in the relevant patent office. In such case, Lipocure shall have the right, in its discretion, exercisable upon written notice to Virpax delivered no later than thirty (30) days after receipt of notice from Virpax, to assume responsibility for prosecution and maintenance of such Joint Patent Right, at its sole cost and expense and by counsel of its own choice, and if Lipocure exercises such right, then Virpax shall cease to have any rights to such Joint Patent Right; provided that such Joint Patent Right shall be deemed to be a Lipocure Patent Right and therefore subject to this Agreement.

(c)	Virpax Patent Rights. Virpax shall have the sole right, but not the obligation, to control the preparation, filing, prosecution and maintenance of Virpax Patent Rights at Virpax’s sole expense and by counsel of its choice.

(d)	Cooperation of the Parties. Each Party agrees to cooperate fully in the preparation, filing, prosecution and maintenance of Patent Rights under this Agreement and in the obtaining and maintenance of any patent term extensions, supplementary protection certificates and the like with respect to any Patent Right as well as in registering the licenses granted hereunder with the applicable authorities. Such cooperation includes, but is not limited to: (i) executing all papers and instruments, or requiring its employees or contractors to execute such papers and instruments, so as to effectuate the joint ownership of Joint Inventions and Joint Patent Rights set forth in Section 8.1, and to enable the other Party to apply for and to prosecute patent applications in any country in accordance with the foregoing provisions of this Section 8.2; and (ii) promptly informing the other Party of any matters coming to such Party’s attention that may affect the preparation, filing, prosecution or maintenance of any such patent applications.

8.3 Enforcement and Defense of Patent Rights. Each Party shall notify the other Party in writing within 10 Business Days (except as expressly set forth below) of becoming aware of any alleged or threatened Infringement by a Third Party of any of the Lipocure Patent Rights, Joint Patent Rights or Virpax Patent Rights, including (x) any such alleged or threatened Infringement on account of a Third Party’s manufacture, use or sale of a Licensed Product in the Field, (y) any certification filed in the United States under 21 U.S.C. §355(b)(2) or 21 U.S.C. §355(j)(2) or similar provisions in other jurisdictions in connection with an ANDA (an Abbreviated New Drug Application in the United States or a comparable application for Marketing Approval under Applicable Law in any country other than the United States) or other NDA for a Licensed Product in the Field (a “Patent Certification”), and (z) any declaratory judgment action filed by a Third Party that is developing, manufacturing or commercializing a Licensed Product in the Field alleging the invalidity, unenforceability or non-infringement of any of the Lipocure Patent Rights, Joint Patent Rights or Virpax Patent Rights ((x)-(z), collectively, “Competitive Infringement”); provided, however, that each Party shall notify the other Party of any Patent Certification regarding any Lipocure Patent Right or Joint Patent Right that it receives, and such Party shall provide the other Party with a copy of such Patent Certification, within five (5) days of receipt.

(a)	Competitive Infringement. Virpax shall have the first right, but not the obligation, to bring (or defend) and control any action or proceeding with respect to Competitive Infringement of a Lipocure Patent Right or a Joint Patent Right, in each case that covers a Licensed Product (collectively, the “Relevant Patent Rights”), at Virpax’s own expense and by counsel of its own choice. If Virpax fails to bring any such action or proceeding with respect to Competitive Infringement of any Relevant Patent Right within ninety (90) days following the notice of alleged Competitive Infringement, Lipocure shall have the right to bring (or defend) and control any such action at its own expense and by counsel of its own choice, and Virpax shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(b)	Other Infringement. The Parties shall mutually agree on a case-by-case basis (A) whether to bring (or defend) and control any action or proceeding with respect to Competitive Infringement of any Patent Right that is not a Relevant Patent Right, (B) which Party would bring (or defend) and control such action, and (C) how the expenses of, and any recovery from, any such action would be allocated.

(c)	Virpax Patent Rights. Except as provided in Section 8.4(a), Virpax shall have the sole right, but not the obligation, to bring (or defend) and control any action or proceeding with respect to infringement of any Virpax Patent Right at its own expense and by counsel of its own choice.

(d)	Cooperation. In the event a Party brings (or defends) an Infringement action in accordance with this Section 8.3, or in the event a Party is entitled to bring (or defend) an infringement action in accordance with this Section 8.3 but lacks standing to do so, the other Party shall cooperate fully, including, if required to bring (or defend) such action, the furnishing of a power of attorney or being named as a party. Neither Party shall enter into any settlement or compromise of any action under this Section 8.3 which would in any manner alter, diminish, or be in derogation of the other Party’s rights under this Agreement without the prior written consent of such other Party, which shall not be unreasonably withheld.

(e)	Recovery. Except as otherwise agreed by the Parties in connection with a cost- sharing arrangement, any recovery realized by a Party as a result of any action or proceeding pursuant to this Section 8.3, whether by way of settlement or otherwise, shall be applied first to reimburse the documented out-of-pocket legal expenses of the Party that brought (or defended) and controlled such action or proceeding incurred in connection with such action or proceeding, and second to reimburse the documented out-of-pocket legal expenses of the other Party incurred in connection with such action or proceeding, and any remaining amounts shall be retained by the Party that brought (or defended) and controlled such action; provided, however, that:

(i) any recovery realized by Virpax as a result of any action brought (or defended) and controlled by Virpax pursuant to Section 8.3(a) or Section 8.3(b) (after reimbursement of the Parties’ documented out-of-pocket legal expenses relating to the action or proceeding) shall be allocated as follows:

(1) compensatory damages shall, if awarded, be treated as Net Sales of Licensed Products in the quarter in which such damages are received for purposes of Section 4.3; and

(2) non-compensatory damages shall be retained by Virpax; and

(ii) any recovery realized by Lipocure as a result of any action brought and controlled by Lipocure pursuant to Section 8.3(a) or Section 8.3(b) (after reimbursement of the Parties’ documented out-of-pocket legal expenses relating to the action or proceeding) shall be allocated as follows:

(1) compensatory damages shall be shared equally by the Parties; and

(2) non-compensatory damages shall be retained by Lipocure.

8.4 Patent Term Extensions.

(a)	Lipocure Patent Rights. Lipocure shall have the right to determine the Lipocure Patent Rights for which it will apply for extension of patent term in any country and/or region for any Licensed Product in the Field. Lipocure shall file for any such extension at Lipocure’s cost and expense. Virpax shall provide all reasonable assistance to Lipocure in connection with such filings, provided that Lipocure shall pay or reimburse any out-of-pocket costs incurred by Virpax in providing such assistance. In the event that Lipocure desires to not apply for a patent extension for any such Lipocure Patent Rights for which there is a basis to file for such extension, Lipocure shall provide written notice to Virpax of such intention to not file no later than seventy (70) days prior to the next deadline for any action that must be taken with respect to such Lipocure Patent Right in the relevant patent office. In such case, upon receipt of a written request by Virpax to assume responsibility for prosecution and maintenance of such Lipocure Patent Right, Lipocure shall allow Virpax at its sole cost and expense and by counsel of its own choice, delivered no later than 30 days after receipt of notice from Lipocure to assume such responsibility, and following the successful filing of any such extension, such country or region shall no longer be deemed to be included in the Territory of this Agreement.

(b)	Joint Patent Rights. Virpax shall have the right to determine the Joint Patent Rights for which it will apply for patent term extension in any country and/or region for any Licensed Product in the Field, and Virpax shall file for any such extension at Virpax’s cost and expense. Each Party shall provide all reasonable assistance to the other Party in connection with such filings, provided that the Party filing for any such extension shall pay or reimburse any out-of- pocket costs incurred by the other Party in providing such assistance.

(c)	Virpax Patent Rights. Virpax shall have the sole right to apply for extension of term for any Virpax Patent Right in any country and/or region for any product, including, without limitation, any Licensed Product in the Field, at Virpax’s sole cost and expense.

8.5 Infringement of Third Party Rights. Each Party shall promptly notify the other in writing of any allegation by a Third Party that the activity of either Party pursuant to this Agreement infringes or may infringe the intellectual property rights of such Third Party. Neither Party shall have the right to settle any patent infringement litigation under this Section 8.5 in a manner that diminishes the rights or interests of the other Party without the written consent of such other Party (which shall not be unreasonably withheld).

ARTICLE 9.

TERM AND TERMINATION

9.1 Term. The term of this Agreement shall commence on the Effective Date and, unless earlier terminated in accordance with this Article 9, continue until the expiration of the last-to-expire of all royalty payment obligations of Virpax hereunder (the “Term”).

9.2 Termination for Material Breach.

(a)	Each Party shall have the right to terminate this Agreement in its entirety upon written notice to the other Party if such other Party is in material breach of this Agreement and has not cured such breach within ninety (90) days after notice from the terminating Party indicating the nature of such breach,. Such termination shall become effective at the end of such ninety (90) day period unless the breaching Party has cured such breach prior to the end of such period. Any right to terminate under this Section 9.2(a) shall be stayed and the cure period tolled in the event that, during any cure period, the Party alleged to have been in material breach shall have initiated dispute resolution in accordance with Article 11 with respect to the alleged breach, which stay and tolling shall continue until such dispute has been resolved in accordance with Article 11 and any cure required by such dispute resolution procedures has not been timely effected.

(b)	Each Party shall have the right to terminate this Agreement in its entirety upon written notice to the other Party with immediate effect if such other Party passes a resolution for voluntary winding up or a winding up application is made against it and not set aside within 60 days; or (ii) a receiver of a liquidator is appointed for the other Party; or (iii) the other Party enters into winding up or insolvency or bankruptcy proceedings; or (iv) the other Party enters into a scheme or arrangement in contemplation of the foregoing with its creditors. Each of the Parties undertakes to notify the other within seven days if any of the above mentioned events occur.

(c)	For clarity, in the event of material breach of this Agreement by Lipocure that is not cured within the applicable notice period set forth in Section 9.2(a), Virpax, at its sole discretion, may either:

(i) terminate this Agreement in accordance with Section 9.2(a) (in addition to pursuing any remedy that may be available to Virpax at law or in equity as a result of Lipocure’s breach of this Agreement); or

(ii) elect (A) not to terminate this Agreement, (B) to retain the license granted under Section 2.1, subject to all terms and conditions hereof, and (C) pursue any remedy that may be available to Virpax at law or in equity as a result of Lipocure’s breach of this Agreement, without prejudice to Virpax’s right to terminate this Agreement at a later date pursuant to Section 9.2 (for that uncured material breach or any other uncured material breach of this Agreement by Lipocure) or pursuant to Section 9.4.

9.3 Consequences of Patent Challenge. In the event that Virpax or its Affiliate directly, or through assistance granted to a Third Party, commences any interference or opposition proceeding with respect to, challenges the validity or enforceability of, or opposes any extension of term or the grant of a supplementary protection certificate with respect to, any Lipocure Patent Right, Lipocure shall be entitled to the following rights:

(i) Until a final decision regarding the challenge process is achieved (the “Challenge Period”), Virpax shall pay Lipocure an amount equal to 100% of the Royalties set forth in Section 4.3 of this Agreement in consideration for the know-how and any other un-patentable and/or un-registered Intellectual Property licensed to Virpax under this Agreement.

(ii) If Virpax’s patent challenge is unsuccessful, in addition to the payments made under section 9.3 (i), (i) Lipocure shall be entitled to be paid the full and entire amount of Royalties according to section 4.3., which it was entitled to receive during the Challenge Period. For avoidance of doubt, the amounts paid under section 9.3(i) shall not be deducted from the payment of Royalties under this section; (ii) Virpax shall reimburse Lipocure for any costs and/or expenses incurred by Lipocure in connection with such challenge, including without limitation, attorney’s fees.

(iii) Lipocure may terminate this Agreement immediately upon written notice to Virpax.

9.4 At-Will Termination by Virpax. Virpax shall have the right to terminate this Agreement on a country by country basis for any reason or for no reason at any time upon 180 days’ prior written notice to Lipocure, provided Virpax’s termination shall not be deemed to cure any breach existing as of the date of such termination and shall not relieve Virpax of its obligation to pay Royalties pursuant to this Agreement for the period until its effective termination.

9.5 Effect of Expiration or Termination.

(a)	Expiration. Upon expiration (but not on earlier termination) of this Agreement, all licenses granted by Lipocure to Virpax that were in effect immediately prior to such expiration shall survive on a non-exclusive basis, subject only to the payments contemplated in the next sentence of this Section 9.5(a). Notwithstanding anything to the contrary in this Agreement, pursuant to the expiration of this Agreement and/or any Patent Right licensed under this Agreement, and as long as Virpax or any of its Affiliates or Sub-licensees commercialize the Licensed Products and/or the Licensed Compounds, Lipocure shall be entitled to an amount equal to 50% of the Royalties set forth in Section 4.3 of this Agreement in consideration for the know-how and any other un-patentable and/or un-registered Intellectual Property licensed to Virpax under this Agreement.

(b)	Any Termination. Upon any termination of this Agreement prior to its expiration, the license (on a country by country basis in the event of partial termination by Virpax under Section 9.4) granted to Virpax pursuant to Section 2.1 shall automatically terminate and revert to Lipocure, and all other rights and obligations of the Parties under this Agreement shall terminate, except as expressly provided below in this Section 9.5 or elsewhere in this Article 9; provided that Virpax shall retain the right to sell any existing inventory at the time of termination, provided that any such sales shall be subject to royalty obligations as set forth in Article IV.

9.6 Accrued Obligations; Survival. Neither expiration nor any termination of this Agreement shall relieve either Party of any obligation or liability accruing prior to such expiration or termination, nor shall expiration or any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, at law or in equity, with respect to breach of this Agreement. In addition, the Parties’ rights and obligations under Sections 6.1, 6.2, 6.3, 6.6, 7.7, 8.1, 8.2(c), 8.4(b), 9.5, 9.6, 9.7 and 9.8 and Articles 5, 10, 11 and 12 of this Agreement shall survive expiration or any termination of this Agreement.

9.7 Return of Confidential Information. Within thirty (30) days following the expiration or termination of this Agreement, except to the extent that a Party retains a license from the other Party as provided in this Article 9, each Party shall promptly return to the other Party, or delete or destroy, all relevant records and materials in such Party’s possession or control containing Confidential Information of the other Party; provided that such Party may keep one copy of such materials for archival purposes only subject to a continuing confidentiality obligations. Except with respect to a termination or expiration of this Agreement in which this Agreement provides that Virpax would continue to have the right to develop, manufacture or commercialize Licensed Products ,, Virpax shall return or transfer or assign to Lipocure, within 14 days of termination or expiration of this Agreement, all material, Regulatory Approvals as set forth in section 3.2 and/or all the files and information obtained by Virpax, in soft or hard copy, relating to the Licensed compound, compound Patent Rights or Products connected with this Agreement, and it may not make any further use thereof. Virpax shall fully cooperate with Lipocure to effect such transfer and assignment and shall execute any document and perform any acts required to do so. In case of termination as set out herein, Virpax will not be entitled to any reimbursement of any amount paid to Lipocure under this Agreement. Lipocure, at its expense shall be entitled to conduct an audit in order to ascertain compliance with this provision upon reasonable notice and during normal business hours and Virpax agrees to allow access to Lipocure or their representatives for this purpose.

9.8 Damages; Relief. Termination of this Agreement shall not preclude either Party from claiming any other damages, compensation or relief that it may be entitled to hereunder.

ARTICLE 10.

INDEMNIFICATION

10.1 Indemnification by Virpax. Virpax hereby agrees to save, defend, indemnify and hold harmless Lipocure, its Affiliates, its and their respective officers, directors, agents, employees, successors and assigns (the “Lipocure Indemnitees”) from and against any and all losses, damages, liabilities, expenses and costs, including reasonable and documented legal expense and attorneys’ fees (“Losses”), to which any Lipocure Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party (each, a “Claim”) to the extent such Losses arise out of or relate to (a) the gross negligence or willful misconduct of any Virpax Indemnitee (defined below), (b) the breach by Virpax of any warranty, representation, covenant or agreement made by Virpax in this Agreement, or (c) the development, manufacture, use, sale, offer for sale or other disposition by or on behalf of Virpax or any of its Related Parties of any Licensed Product; except, (i) in each case, to the extent such Losses result from the gross negligence or willful misconduct of any Lipocure Indemnitee or the breach by Lipocure of any warranty, representation, covenant or agreement made by Lipocure in this Agreement and (ii) to the extent of any Claim for which Lipocure is obligated to indemnify Virpax under Section 10.2.

10.2 Indemnification by Lipocure. Lipocure hereby agrees to save, defend, indemnify and hold harmless Virpax, its Affiliates and their respective officers, directors, employees, consultants and agents (the “Virpax Indemnitees”) from and against any and all Losses to which any Virpax Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party to the extent such Losses arise out of or relate to (a) the gross negligence or willful misconduct of any Lipocure Indemnitee, (b) (A) claims with respect to patent infringement patent infringement arising out of the exercise of rights under the Lipocure Patent Rights or (B) claims with respect to patent infringement or misappropriation of trade secrets arising out of the exercise of rights under the Lipocure Know-How and (c) the breach by Lipocure of any warranty, representation, covenant or agreement made by Lipocure in this Agreement; in each case except, (i), in each case, to the extent such Losses result from the gross negligence or willful misconduct of any Virpax Indemnitee or the breach by Virpax of any warranty, representation, covenant or agreement made by Virpax in this Agreement and (ii) to the extent of any Claim for which Virpax is obligated to indemnify Lipocure under Section 10.1.

10.3 Control of Defense. In the event a Party (the “Indemnified Party”) seeks indemnification under Section 10.1 or 10.2, it shall inform the other Party (the “Indemnifying Party”) of a claim as soon as reasonably practicable after it receives notice of the claim (it being understood and agreed, however, that the failure by an Indemnified Party to give notice of a claim as provided in this Section 10.3 shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and only to the extent that such Indemnifying Party is actually damaged as a result of such failure to give notice), shall permit the Indemnifying Party to assume direction and control of the defense of the claim (including the right to settle the claim solely for monetary consideration) using counsel reasonably satisfactory to the Indemnified Party, and shall cooperate as requested (at the expense of the Indemnifying Party) in the defense of the claim. If the Indemnifying Party does not assume control of such defense within 15 days after receiving notice of the claim from the Indemnified Party, the Indemnified Party shall control such defense and, without limiting the Indemnifying Party’s indemnification obligations, the Indemnifying Party shall reimburse the Indemnified Party for all costs, including reasonable and documented attorney fees, incurred by the Indemnified Party in defending itself within thirty (30) days after receipt of any invoice therefor from the Indemnified Party. The Party not controlling such defense may participate therein at its own expense. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, delayed or conditioned. The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim or consent to any judgment in respect thereof that does not include a complete and unconditional release of the Indemnified Party from all liability with respect thereto, that imposes any liability or obligation on the Indemnified Party or that acknowledges fault by the Indemnified Party without the prior written consent of the Indemnified Party. If the Parties cannot agree as to the application of Section 10.1 or 10.2 to any claim, pending resolution of the dispute pursuant to Article 11, the Parties may conduct separate defenses of such claims, with each Party retaining the right to claim indemnification from the other Party in accordance with Section 10.1 or 10.2, as applicable, upon resolution of the underlying claim.

10.4 Insurance. Each Party shall procure and maintain adequate levels of insurance that are consistent with industry standards for similarly situated companies, including comprehensive or commercial general liability insurance (including contractual liability and product liability). Such insurance shall include commercially reasonable levels of insurance as may be customary in light of status of activities being conducted. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 10 or otherwise. Each Party shall provide the other Party with written evidence of such insurance upon request. Each Party shall provide the other Party with written notice at least 30 days prior to the cancellation, non-renewal or material change in such insurance which materially adversely affects the rights of the other Party hereunder.

ARTICLE 11.

DISPUTE RESOLUTION

11.1 Disputes. Subject to Section 11.3, any claim, dispute, or controversy as to the breach, enforcement, interpretation or validity of this Agreement (each, a “Dispute”) that cannot be resolved by the Parties within thirty (30) days that a Party is notified of such Dispute, will be referred to the Chief Executive Officer of Lipocure and the Chief Executive Officer of Virpax for attempted resolution, with each party exercising good faith in such attempt. In the event such executives are unable to resolve such Dispute within thirty (30) days of such Dispute being referred to them, then, upon the written request of either Party to the other Party, the Dispute shall be subject to arbitration in accordance with Section 11.2, except as expressly set forth in Section 11.3.

11.2 Arbitration.

(a)	Any Dispute arising out of or in connection with, or relating to, this Agreement or the transactions contemplated by this Agreement or the formation, applicability, breach, termination or validity thereof, shall be finally settled exclusively by arbitration in accordance with the Rules of Arbitration of the ICC in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The arbitration shall be conducted by three arbitrators (the “Arbitral Tribunal”). Each Party shall appoint one member of the Arbitral Tribunal and those two members shall jointly appoint the third member. The arbitration shall be conducted in the English language and the seat of the arbitration shall be London, England.

(b)	The agreement to arbitrate under this clause shall be specifically enforceable. Any award rendered by the Arbitral Tribunal shall be in writing and shall be final and binding upon the parties, and may include an award of costs, including reasonable legal fees and disbursements, to the prevailing party. The parties undertake to carry out any award without delay and waive their right to any form of recourse based on grounds other than those contained in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 insofar as such waiver can validly be made. Judgment upon any award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Applicable Law, the parties agree that any court of competent jurisdiction in which enforcement of the award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

(c)	Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of London, England for enforcing the parties’ agreement to arbitrate, enforcing any arbitration Award or obtaining or enforcing interim measures (including injunctive relief). THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINS T ANY OTHER PARTY IN ANY COURT OF COMPETENT JURISDICTION IN ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND THE TRANS ACTION AGREEMENTS OR THE TRANS ACTIONS CONTEMPLATED HEREBY.

11.3 Court Actions. Nothing contained in this Agreement shall deny either Party the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing discussions between the Parties or any ongoing arbitration proceeding. In addition, either Party may bring an action in any court of competent jurisdiction to resolve disputes pertaining to the validity, construction, scope, enforceability, infringement or other violations of Patent Rights or other intellectual property rights, and no such claim shall be subject to arbitration pursuant to Section 11.2.

ARTICLE 12.

MISCELLANEOUS

12.1 Rights Upon Bankruptcy. All rights and licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11 of the United States Code and other similar laws in any jurisdiction outside the U.S. (collectively, the “Bankruptcy Laws”), licenses of rights to be “intellectual property” as defined under the Bankruptcy Laws. If a case is commenced during the Term by or against a Party under Bankruptcy Laws then, unless and until this Agreement is rejected as provided in such Bankruptcy Laws, such Party (in any capacity, including debtor-in-possession) and its successors and assigns (including a trustee) shall perform all of the obligations provided in this Agreement to be performed by such Party. If a case is commenced during the Term by or against a Party under the Bankruptcy Laws, this Agreement is rejected as provided in the Bankruptcy Laws and the other Party elects to retain its rights hereunder as provided in the Bankruptcy Laws, then the Party subject to such case under the Bankruptcy Laws (in any capacity, including debtor-in-possession) and its successors and assigns (including a Title 11 trustee), shall provide to the other Party copies of all Information necessary for such other Party to prosecute, maintain and enjoy its rights under the terms of this Agreement promptly upon such other Party’s written request therefor. All rights, powers and remedies of the non-bankrupt Party as provided herein are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at law or in equity (including, without limitation, the Bankruptcy Laws) in the event of the commencement of a case by or against a Party under the Bankruptcy Laws.

12.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of England, excluding its conflicts of laws principles, except as to any issue which depends upon the validity, scope or enforceability of any Patent, which issue shall be determined in accordance with the laws of the country in which such patent was issued.

12.3 Entire Agreement; Amendments. This Agreement (including the Exhibits and Schedules hereto) is both a final expression of the Parties’ agreement and a complete and exclusive statement with respect to all of its terms. This Agreement supersedes all prior and contemporaneous agreements and communications, whether oral, written or otherwise, concerning any and all matters contained herein. The Exhibits and Schedules to this Agreement are incorporated herein by reference and shall be deemed a part of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.

12.4 Non-Waiver. The failure of a Party to insist upon strict performance of any provision of this Agreement or to exercise any right arising out of this Agreement shall neither impair that provision or right nor constitute a waiver of that provision or right, in whole or in part, in that instance or in any other instance. Any waiver by a Party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such Party.

12.5 Assignment. Except as expressly provided hereunder, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld); provided, however, that either Party may assign this Agreement and its rights and delegate its obligations hereunder without the other Party’s consent:

(a)	in connection with the transfer or sale all or substantially all of the business of such Party to which this Agreement relates to a Third Party (“Third Party Acquirer”), whether by merger, sale of stock, sale of assets or otherwise (each, a “Sale Transaction”); or

(b)	to an Affiliate, provided that the assigning Party shall remain liable and responsible to the non-assigning Party hereto for the performance and observance of all such duties and obligations by such Affiliate.

The rights and obligations of the Parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties, and the name of a Party appearing herein will be deemed to include the name of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this section. Any assignment not in accor dance with this Agreement shall be void. In the event of an assignment and assumption of rights and obligations under this Agreement to a Third Party in connection with a Sale Transaction, the assigning Party shall be relieved of all obligations to the non-assigning Party assumed by the applicable Third Party.

12.6 Force Majeure. Each Party shall be excused from liability for the failure or delay in performance of any obligation under this Agreement by reason of any event beyond such Party’s reasonable control, including but not limited to Acts of God, fire, flood, explosion, earthquake, or other natural forces, war, civil unrest, acts of terrorism, accident, destruction or other casualty, any lack or failure of transportation facilities, any lack or failure of supply of raw materials, any strike or labor disturbance, or any other event similar to those enumerated above. Such excuse from liability shall be effective only to the extent and duration of the event(s) causing the failure or delay in performance and provided that the Party has not caused such event(s) to occur. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.

12.7 Severability. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.

12.8 Notices. All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile or electronic mail (in each case, if promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postag e prepaid, return receipt requested, addressed as follows:

If to Lipocure, to:	LipoCure Ltd.

Hi-Tech Park, Givat Ram,
P.O.B. 39135
Jerusalem 91390, Israel
Attn: Liana Patt, CEO

with a copy to:	S. Friedman & Co.’ Advocates
Amot Investments Building
2 Weitzman Street
Tel Aviv, Israel 6133101
Attn: Sarit Molcho
Facsimile No.: +972-3-693-1930

If to Virpax, to:	Virpax Pharmaceuticals, Inc.
101 Lindenwood Drive
Suite 225
Malvern, PA 19355 USA
Attn: Anthony Mack

with a copy to:	Lowenstein Sandler, LLP
One Lowenstein Drive Roseland, New Jersey 07068 USA
Attn: Michael J. Lerner Facsimile No.: +1 973-597-6395

or to such other address(es) as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered, if personally delivered or sent by facsimile on a business day (or if delivered or sent on a non-business day, then on the next business day); (b) on the business day after dispatch, if sent by nationally- recognized overnight courier; or (c) on the third (3rd) business day following the date of mailing, if sent by mail.

12.9 Interpretation. The headings of clauses contained in this Agreement preceding the text of the sections, subsections and paragraphs hereof are inserted solely for convenience and ease of reference only and shall not constitute any part of this Agreement, or have any effect on its interpretation or construction. All references in this Agreement to the singular shall include the plural where applicable. The term “including” or “includes” as used in this Agreement means including, without limiting the generality of any description proceeding such term, and the word “or” has the inclusive meaning represented by the phrase “and/or.” Unless otherwise specified, references in this Agreement to any section shall include all subsections and paragraphs in such section and references in this Agreement to any subsection shall include all paragraphs in such subsection. All references to days in this Agreement shall mean calendar days, unless otherwise specified. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist. This Agreement has been prepared in the English language, and the English language shall control its interpretation. In addition, all notices required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement shall be in the English language.

12.10 Relationship between the Parties. The Parties’ relationship, as established by this Agreement, is solely that of independent contractors. This Agreement does not create any partnership, joint venture or similar business relationship between the Parties. Neither Party is a legal representative of the other Party, and neither Party may assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever.

12.11 Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

12.12 No Third Party Rights. The provisions of this Agreement are for the exclusive benefit of the Parties, and no other person or entity shall have any right or claim against any Party by reason of these provisions or be entitled to enforce any of these provisions against any Party.

12.13 Further Assurances. Each Party agrees to do and perform all such further acts and things and will execute and deliver such other agreements, certificates, instruments and documents necessary or that the other Party may deem advisable in order to carry out the intent and accomplish the purposes of this Agreement and to evidence, perfect or otherwise confirm its rights hereunder.

12.14 Costs. Except as specifically provided in this Agreement, each Party shall be solely responsible for all costs, fees and other expenses incurred in connection with this Agreement.

12.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original document, and all of which, together with this writing, shall be deemed one instrument. This Agreement may be executed by facsimile or PDF signatures, which signatures shall have the same force and effect as original signatures.

[Remainder of this page intentionally left blank.]

In Witness Whereof, the parties hereto have duly executed this License Agreement as of the Effective Date.

LipocureRX, Ltd.

By:	/s/ Yechezkel Barenholz
Name:	YECHEZKEL BARENHOLZ
Title:	Prof Director & CSO

/s/ Dr. Liana Patt
Dr. Liana Patt, CEO, LIPOCURE

[Signature Page to Lipocure License Agreement]

VIRPAX PHARMACEUTICALS, LLC

By:	/s/ Anthony Mack
Name:	Anthony Mack
Title:	CEO

[Signature Page to Lipocure License Agreement]

Exhibit A

LIPOCURE PATENTS

Family:         3374                    Title: [**]

Inventor
Cohen Rivka
Barenholz Yechezkel

			Application		Patent
Patent ID	Status	Country	Date	Number	Date	Number
3374-00	Expired	US	7/10/2008	61/103,440
3374-01	Exhausted	PCT	11/10/2009	PCT/IL2009/000966
3374-02	Exhausted	PCT	11/10/2009	PCT/IL2009/000967
3374-03	Granted	US	21/03/2017	13/123,130	25/07/2017	9,713,591
3374-04	Examination	Europe	11/10/2009	9756063.5
3374-05	Granted	China	11/10/2009	200980148060.50	20/01/2016	200980148060.50
3374-14	Examination	US	10/10/2009	15/626,836

Exhibit B

VIRPAX SPECIFICATIONS